Exhibit 99.5

DBS SATELLITE SERVICES (1998) LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)

The information contained in these financial statements constitutes a translation of the financial statements published by the Company.  The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect.  This translation was prepared for convenience purposes only.

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements at September 30, 2010 (unaudited)

Somekh Chaikin	Telephone 972 2 531 2000
8 Hartum Street, Har Hotzvim	Fax972 2 531 2044
PO Box 212, Jerusalem 91001	Internetwww.kpmg.co.il
Israel

Review Report to the Shareholders of
DBS Satellite Services (1998) Ltd.

Introduction
We have reviewed the accompanying financial information of DBS Satellite Services (1998) Ltd (“the Company”), comprising of the condensed interim statement of financial position as of September 30, 2010 and the related condensed interim statements of income, comprehensive income, changes in equity and cash flows for the nine and three month periods then ended. The Board of Directors and Management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 - “Interim Financial Reporting”, and are also responsible for the preparation of financial information for this interim period in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports) - 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

Review scope
We conducted our review in accordance with Standard on Review Engagements 1, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with accepted accounting principles in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports),1970.

Without qualifying our above conclusion, we draw attention to Note 4 regarding the financial condition of the Company. As stated in the aforementioned Note, as of the date of financial position, the Company is in compliance with the financial covenants set out in the finance agreement, after receiving relief from the banks subsequent to the balance sheet date in respect of said date and in respect of December 31, 2010. The management of the Company believes that the financing resources available to the Company will be sufficient for its operational requirements for the coming year, based on the projected cash flow approved by the board of directors of the Company.

Additionally, we draw attention to Note 22B to the Company’s annual financial statements as at December 31, 2009, regarding the class action filed against the Company in respect of disruptions to the Company’s broadcasts. In accordance with the assessment of the Company’s management, which is based on the opinion of its legal counsels, the Company has included an appropriate provision in its financial statements.

Somekh Chaikin
Certified Public Accountants

October 31, 2010

Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.

DBS Satellite Services (1998) Ltd.

Condensed Interim Statements of Financial Position at

	September 30, 2010	September 30, 2009	December 31, 2009
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Assets

Short-term deposits	-	3,000	3,020
Trade receivables	161,431	151,404	160,152
Other receivables	8,961	9,222	8,177

	170,392	163,626	171,349
Total current assets

Broadcasting rights – net of rights exercised	309,829	301,722	284,766
Property, plant and equipment, net	699,899	679,052	682,473
Intangible assets, net	80,124	61,582	67,043

Total non-current assets	1,089,852	1,042,356	1,034,282

Total assets	1,260,244	1,205,982	1,205,631

DBS Satellite Services (1998) Ltd.

Condensed Interim Statements of Financial Position at

	September 30, 2010	September 30, 2009	December 31, 2009
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Liabilities

Bank credit	866,511	255,400	283,698
Current maturities for debentures	55,698	54,710	54,812
Trade payables and service providers	381,531	411,857	406,389
Other payables	219,227	133,926	143,343
Provisions	9,678	8,505	8,079

Total current liabilities	1,532,645	864,398	896,321

Debentures	580,684	624,415	625,741
Institutional loans	199,657	176,674	181,729
Bank loans	-	668,573	607,036
Shareholder loans	2,213,651	1,916,416	1,981,887
Other liabilities	62,059	20,402	14,288
Employee benefits	7,554	7,444	7,389

Total non-current liabilities	3,063,605	3,413,924	3,418,070

Total liabilities	4,596,250	4,278,322	4,314,391

Capital deficit
Share capital	29	29	29
Share premium	85,557	85,557	85,557
Option warrants	48,219	48,219	48,219
Capital reserve	1,537,271	1,537,271	1,537,271
Capital reserve for share-based payments	9,087	6,198	6,931
Accumulated deficit	(5,016,169)	(4,749,614)	(4,786,767)

Total capital deficit	(3,336,006)	(3,072,340)	(3,108,760)

Total liabilities and capital	1,260,244	1,205,982	1,205,631

David Efrati (Authorized to sign as chairman of the board)	Ron Eilon CEO	Katriel Moriah CFO

Date of approval of the financial statements: October 31, 2010

The accompanying notes are an integral part of the condensed interim financial statements.

DBS Satellite Services (1998) Ltd.

Condensed Interim Income Statements

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2010	2009	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Revenue	1,182,710	1,140,330	395,347	380,451	1,530,435

Cost of revenue	842,188	775,905	258,524	261,836	1,042,101

Gross profit	340,522	364,425	136,823	118,615	488,334

Sales and marketing expenses	103,521	90,217	31,543	28,779	122,312

General and administrative expenses	99,283	88,543	33,538	29,175	117,805

	202,804	178,760	65,081	57,954	240,117

Operating profit	137,718	185,665	71,742	60,661	248,217

Finance expenses	136,959	148,177	56,393	57,549	177,900

Finance income	(2,354)	(13,580)	(2,427)	(12,978)	(8,347)

Shareholders’ finance expenses	231,764	234,901	95,550	104,205	300,373

Finance expenses, net	366,369	369,498	149,516	148,776	469,926

Loss before taxes on income	(228,651)	(183,833)	(77,774)	(88,115)	(221,709)

Income tax	751	931	577	342	745

Loss for the period	(229,402)	(184,764)	(78,351)	(88,457)	(222,454)

Basic and diluted loss per share (in NIS)	(7,673)	(6,180)	(2,621)	(2,959)	(7,441)

The accompanying notes are an integral part of the condensed interim financial statements.

DBS Satellite Services (1998) Ltd.

Condensed Interim Statements of Comprehensive Income

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2010	2009	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Loss for the period	(229,402)	(184,764)	(78,351)	(88,457)	(222,454)

Other comprehensive income components:

Actuarial gains from a defined benefit plan	-	-	-	-	537

Other comprehensive income for the period	-	-	-	-	537

Total comprehensive loss for the period	(229,402)	(184,764)	(78,351)	(88,457)	(221,917)

The accompanying notes are an integral part of the condensed interim financial statements.

DBS Satellite Services (1998) Ltd.

Condensed Interim Statements of Changes in Equity

	Share capital	Share premium	Option warrants	Capital reserve	Capital reserve for share-based payments	Accumulated Deficit	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

For the nine-month period ended September 30, 2010 (unaudited)

Balance at January 1, 2010 (audited)	29	85,557	48,219	1,537,271	6,931	(4,786,767)	(3,108,760)

Activity in the period (unaudited):

Comprehensive loss for the period	-	-	-	-	-	(229,402)	(229,402)

Share-based payments (unaudited)	-	-	-	-	2,156	-	2,156

Balance at September 30, 2010 (unaudited)	29	85,557	48,219	1,537,271	9,087	(5,016,169)	(3,336,006)

For the nine-month period ended September 30, 2009 (unaudited)

Balance at January 1, 2009 (audited)	29	85,557	48,219	1,537,271	1,636	(4,564,850)	(2,892,138)

Activity in the period (unaudited)

Comprehensive loss for the period	-	-	-	-	-	(184,764)	(184,764)

Share-based payments (unaudited)	-	-	-	-	4,562	-	4,562

Balance at September 30, 2009 (unaudited)	29	85,557	48,219	1,537,271	6,198	(4,749,614)	(3,072,340)

The accompanying notes are an integral part of the condensed interim financial statements

DBS Satellite Services (1998) Ltd.

Condensed Interim Statements of Changes in Equity (Cont.)

	Share capital	Share premium	Option warrants	Capital reserve	Capital reserve for share-based payments	Accumulated Deficit	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

For the three-month period ended September 30, 2010 (unaudited)

Balance at July 1, 2010 (unaudited)	29	85,557	48,219	1,537,271	8,376	(4,937,818)	(3,258,366)

Activity in the period (unaudited):

Comprehensive loss for the period	-	-	-	-	-	(78,351)	(78,351)

Share-based payments (unaudited)	-	-	-	-	711	-	711

Balance at September 30, 2010 (unaudited)	29	85,557	48,219	1,537,271	9,087	(5,016,169)	(3,336,006)

For the three-month period ended September 30, 2009 (unaudited)

Balance at July 1, 2009 (unaudited)	29	85,557	48,219	1,537,271	4,689	(4,661,157)	(2,985,392)

Activity in the period (unaudited):

Comprehensive loss for the period	-	-	-	-	-	(88,457)	(88,457)

Share-based payments (unaudited)	-	-	-	-	1,509	-	1,509

Balance at September 30, 2009 (unaudited)	29	85,557	48,219	1,537,271	6,198	(4,749,614)	(3,072,340)

The accompanying notes are an integral part of the condensed interim financial statements.

DBS Satellite Services (1998) Ltd.

Condensed Interim Statements of Changes in Equity (Cont.)

	Share capital	Share premium	Option warrants	Capital reserve	Capital reserve for share-based payments	Accumulated Deficit	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

For the year ended December 31, 2009 (audited)

Balance at January 1, 2009 (audited)	29	85,557	48,219	1,537,271	1,636	(4,564,850)	(2,892,138)

Activity in 2009:

Comprehensive loss for the period (audited)	-	-	-	-	-	(221,917)	(221,917)

Share-based payments (audited)	-	-	-	-	5,295	-	5,295

Balance at December 31, 2009 (audited)	29	85,557	48,219	1,537,271	6,931	(4,786,767)	(3,108,760)

The accompanying notes are an integral part of the condensed interim financial statements.

DBS Satellite Services (1998) Ltd.

Condensed Interim Statements of Cash Flows

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2010	2009	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Cash flows from operating activities
Loss for the period	(229,402)	(184,764)	(78,351)	(88,457)	(222,454)
Adjustments
Depreciation and amortization
Finance costs, net	199,710	171,035	67,780	58,928	234,203
Loss (profit) from sale of property, plant and equipment	328,576	356,751	126,292	156,170	455,232
Share-based payments	(44)	(191)	(15)	1	(236)
Income tax expenses	2,156	4,562	711	1,509	5,295
	751	931	577	342	745

Change in trade receivables	(1,279)	1,472	(1,137)	3,355	(7,277)
Change in other receivables	(784)	(961)	3,684	(2,223)	84
Change in trade payables and service providers	(58,028)	37,554	(70,358)	10,151	5,466
Change in other payables and provisions	93,332	(12,649)	25,832	(19,424)	(15,231)
Change in broadcasting rights, net of rights exercised	(25,063)	(48,389)	(2,943)	15,193	(31,433)
Change in employee benefits	165	2,394	93	366	(82)
Change in other liabilities	47,321	(7,410)	54,487	(541)	(13,524)

	586,813	505,099	205,003	223,827	633,242

Income tax paid	(751)	(1,246)	(577)	(342)	(1,060)

Net cash flows from operating activities	356,660	319,089	126,075	135,028	409,728

Cash flows for investment activities
Repayment of short-term deposits	3,298	-	42	-	-
Purchase of property, plant and equipment	(151,461)	(174,485)	(52,441)	(72,635)	(214,368)
Proceeds from sale of property, plant and equipment	1,493	578	1,056	578	949
Acquisition of intangible assets	(10,221)	(10,636)	(2,500)	(5,449)	(9,262)
Payments for subscriber acquisition	(27,299)	(23,615)	(9,771)	(9,304)	(37,931)

Net cash used for investment activities	(184,190)	(208,158)	(63,614)	(86,810)	(260,612)

The accompanying notes are an integral part of the condensed interim financial statements.

DBS Satellite Services (1998) Ltd.

Condensed Interim Statements of Cash Flows (Contd.)

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2010	2009	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Cash flows for finance activities

Bank loans received	255,000	-	-	-	-
Repayment of bank loans	(283,105)	-	-	-	-
Repayment of debenture principal	(55,020)	-	(55,020)	-	-
Short-term bank credit, net	4,685	46,771	22,489	6,148	13,532
Interest paid	(94,030)	(157,702)	(29,930)	(54,366)	(162,648)

Net cash used for finance activities	(172,470)	(110,931)	(62,461)	(48,218)	(149,116)

Change in cash flow and cash equivalents	-	-	-	-	-
Balance of cash and cash equivalents at beginning of period	-	-	-	-	-

Balance of cash and cash equivalents at end of period	-	-	-	-	-

The accompanying notes are an integral part of the condensed interim financial statements.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 1 – THE REPORTING ENTITY

DBS Satellite Services (1998) Ltd. (the “Company”), was incorporated in Israel on December 2, 1998 and its head office is located at 6 Hayozma Street, Kfar Saba, Israel.  In January 1999 the Company received a license from the Ministry of Communications for satellite TV broadcasts (the “License”). The License granted to the Company is valid until January 2017 and it may be extended for a further six years under certain conditions. The Company's operations are subject, inter alia, to the Communications Law (Telecommunications and Broadcasts) Law 5742-1982 (the “Communications Law”), the regulations and rules promulgated by virtue thereof and the conditions of the License.

Pursuant to the license of Bezeq The Israel Telecommunications Corporation Ltd. (“Bezeq”), Bezeq is obligated to implement full structural separation between it and its subsidiaries and between it and the Company. In May and June 2010 the licenses of Bezeq and the Company respectively were amended in a manner permitting them, under certain conditions, to market joint service packages.

In August 2009 the Supreme Court accepted the Antitrust Commissioner’s appeal of the ruling of the Antitrust Tribunal approving a merger (as defined in the Antitrust Law, 1948-1988) between the Company and Bezeq by exercising the share options held by Bezeq in the Company, subject to certain conditions, and ruled against the merger.

NOTE 2 – BASIS OF PREPARATION

A.	Statement of compliance with IFRS

The condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, and do not contain all the information required for full annual financial statements. They should be read together with the financial statements at December 31, 2009 and for the year then ended (the “Annual Statements”). Furthermore, these statements have been prepared in accordance with the provisions of Section D of the Securities Regulations (Periodic and Immediate Reports), 5730-1970.

The condensed interim financial statements were approved by the Company's board of directors on October 31, 2010.

B.	Use of estimates and discretion

During the preparation of the condensed financial statements in accordance with the IFRS, the Company's management is required to use its discretion when making estimates, assessments and assumptions which affect the implementation of policy and the sums of assets and liabilities, income and expenses.

It should be clarified that the actual results may differ from these assessments. The management’s discretion when implementing the Company's accounting policy and the principal assumptions used in the estimates involving uncertainty are consistent with those applied in the annual financial statements.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting policy in these condensed interim financial statements is the same policy applied in the annual statements. The Company does not recalculate its actuarial obligations in each interim reporting period unless in the interim period there are material changes in the benefit plans or material changes in market conditions which affect its obligations. Consequently, actuarial profits or losses are not recognized in the reporting period.

A.	Changes in the CPI and foreign currency exchange rates

Following are the change rates which occurred in the CPI and in the exchange rates of the US$ in the accounting periods:

	USD exchange rate	CPI
	%	%
Nine months ended September 30:
2010	(2.91)	1.9
2009	(1.16)	3.42

Three months ended September 30
2010	(5.42)	1.23
2009	(4.11)	1.26

Year ended December 31, 2009	(0.71)	3.91

NOTE 4 – FINANCIAL POSITION OF THE COMPANY

A.
Since the start of its operations, the Company has accumulated significant losses. The Company's loss for 2009 amounted to approximately NIS 222 million and the loss for the nine-month period ended September 30, 2010 amounts to approximately NIS 229 million. As a result of these losses, the Company's capital deficit and working capital deficit at September 30, 2010 amounted to approximately NIS 3.336 billion and approximately NIS 1.362 billion, respectively.

B.	1.
In March 2010 an amendment to the Company's bank financing agreement (the “Amendment Agreement”) was signed and took effect, whereby, inter alia, an additional Israeli bank was attached (the “Joining Bank”) to the present bank consortium (the “Present Banks”). When it joined, the Joining Bank provided the Company with its proportionate share of the Company's regular credit facilities and also granted the Company long-term credit in the amount of NIS 255 million, most of which was used for its addition (in its proportionate share) to the Company's long-term credit facilities, for the repayment and early repayment of the Company's debts to the Present Banks. The balance of approximately NIS 46 million will be used for the Company's ongoing requirements.

Under the Amendment Agreement, a floating lien was created for the Joining Bank, similar to those in favor of the Present Banks, and the Joining Bank was also included in the fixed lien in favor of the Present Banks. The Company's shareholders also signed the amendments to bonds, mortgage deeds and letter of guarantee, as applicable, which had previously been signed by them in favor of the Present Banks, for the addition of the Joining Bank.

Under the Amendment Agreement, the term of the bank loan repayment was extended (both the long-term loans as well as the ongoing facilities) until the end of 2015, after receipt of the consent of the banks for repayment of the loans provided by institutional entities on the repayment date (December 31, 2013).

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 4 – FINANCIAL POSITION OF THE COMPANY (CONTD.)

B.	1.	(contd.)
Under the Amendment Agreement, the financial covenants stipulated in the financing agreement were replaced by the following new covenants which apply until 2015 and are compatible with the Company’s business plan:

A.	Minimum solvency;

B.	Minimum EBITDA ;

C.	Maximum and minimum supplier credit;

The values for complying with the financial criteria vary and are measured each quarter. Under the terms of the financing agreement, the banks are entitled to call for early repayment of the loans in the event of failure to comply with the covenants.

2.
The Company complied with the financial covenants under the financing agreement at September 30, 2010, after receiving relief from the banks in October 2010 in relation to the purpose of one of the conditions at September 30, 2010 which was required in light of the material provision made by the Company as aforesaid in section 6C. In view of the fact that this relief was granted after the balance sheet date, the bank loans totalling NIS 817.323 million are stated as part of the short-term liabilities. The Company has also received a similar relief in relation to the purpose of the above-mentioned financial covenant at December 31, 2010.

3.
The Company's management believes that the financial resources at its disposal will be sufficient for the Company's operations for the coming year, based on the cash flow forecast approved by its board of directors. If additional resources are required in order to meet its operational needs for the coming year, the Company will adapt its operations to preclude the need for additional resources beyond those available to it.

NOTE 5 – CONTINGENT LIABILITIES

Lawsuits

A.	Employee claims

During the normal course of business, collective and individual claims were filed against the Company by employees and former employees of the Company. These are claims which are primarily allegations of non-payment of salary components and delay in salary payment. At September 30, 2010 all these claims totaled NIS 1,713,000. In the opinion of the Company's management which is based, inter alia, on legal opinions regarding the likelihood of success of the claims, appropriate provisions totaling NIS 722,000 have been included in the financial statements where provisions are needed to cover the exposure resulting from such claims.

B.	Customer claims

During the normal course of business, claims were filed against the Company by its customers. These are primarily applications for certification as class actions (and the ensuing claims), which deal mainly with allegations regarding the unlawful collection of payment and impairment of the services provided by DBS. At September 30, 2010 these claims totaled NIS 244.380 million. In the opinion of the Company's management which is based, inter alia, on legal opinions regarding the likelihood of success of the claims, appropriate provisions totaling NIS 8.797 million have been included in the financial statements where provisions are needed to cover the exposure resulting from such claims.

Of these claims there are claims totaling approximately NIS 50.028 million which cannot yet be assessed.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 5 – CONTINGENT LIABILITIES (CONTD.)

 Lawsuits (contd.)

B.	Customer claims (contd.)

During the quarter and also after the date of the financial statements, two more claims were filed against the Company plus an application for certification as class actions, but at this stage they cannot be assessed. The first claim has been estimated by the claimant at approximately NIS 50 million. The second claim has been estimated by the claimant at NIS 98 million.

C.	Supplier and telecommunications supplier claims

During the normal course of business, various legal claims have been filed against the Company by suppliers who supply the Company with goods and/or services. The main claim was filed for alleged damage caused to a supplier as a result of the Company's negligence. At September 30, 2010, these claims totaled NIS 49.584 million. In the opinion of the Company's management which is based, inter alia, on legal opinions regarding the likelihood of success of the claims, appropriate provisions totaling NIS 158,000 have been included in the financial statements where provisions are needed to cover the exposure resulting from such claims.

NOTE 6 – MATERIAL EVENTS IN THE REPORTING PERIOD

A.
In April 2010, in the framework of the approvals of the Ministry of Communications of the Company's request, under its licenses, to approve the transfer of control (directly or indirectly) in connection with the acquisition of control of the Company and transfer of the holdings of Eurocom DBS Ltd. in the Company to a trustee, the Ministry of Communications decided to impose the following key conditions on the Company:

1)
Any change, direct or indirect, in the trustee’s holdings of the means of control in the Company is subject to the prior written approval of the Minister of Communications, after consultation with the Council.

2)
The trustee shall not act on the basis of an instruction received from any entity whose interest is related, directly or indirectly, to an area regulated by the Ministry of Communications, without obtaining approval from the Ministry of Communications for this purpose.

3)
A transaction between the Company and the Eurocom Group concerning satellite terminal equipment shall be considered, in addition to approval from the Company's institutions, as an extraordinary transaction, as defined in section 270(4) of the Companies Law and as such is subject to approval from the Company's institutions, under section 275 of the Companies Law.

4)
The discussions of the Company's board of directors of these above transactions shall be documented in detailed and complete minutes which shall be signed by the chairman of the meeting and submitted for review to the Director-General of the Ministry of Communications.

B.
In March 2010 the Knesset plenum passed the first reading of a bill to exempt designated channels from payment of transition fees to the Cable Company and the Company. In July 2010 the Knesset passed the second and third readings of the bill.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 6 – MATERIAL EVENTS IN THE REPORTING PERIOD (CONTD.)

C.
Pursuant to an Immediate Report published by HOT Telecommunications Systems Ltd. (the “Cable Company”), in July 2010, there was a ruling in the arbitration between the Cable Company and the Association of Composers, Authors and Publishers of Music in Israel (ACUM) in connection with the determination of a mechanism for calculating annual royalties for the use of works whose rights are protected by ACUM. According to this report, the arbitrator’s ruling accepted in principle ACUM’s model for calculation of royalties in said proceeding, with the exception of certain changes, and determined that this model would also apply to the difference in royalties from 2003 onward, to be calculated by the parties to the arbitration in a settlement. The Cable Company noted that it intended to appeal the arbitrator’s ruling. Since the arbitrator’s ruling and the remaining arbitration documents were not submitted to the Company, the Company does not know which model was adopted and the reasons for the arbitrator’s ruling. However, pursuant to the agreements between the Company and ACUM, the royalties paid to ACUM since 2003 are likely to be updated, inter alia, depending on the agreement to be reached by the Cable Company and ACUM, and according to ACUM, also subject to the arbitrator’s ruling. Consequently, the Company's management believes that after the arbitration ruling, the Company could be required to pay significant sums retroactively. In light of this fact, the Company updated its estimate of the royalties as from 2003. The updated estimate was prepared on the basis of the model for calculation of royalties which was accepted by ACUM shortly after the arbitration ruling, with adjustments in accordance with the estimate of the Company's management. This was the basis on which the Company made a material provision in its financial statements at June 30, 2010.

D.
As part of a VAT audit carried out in the Company, an input tax assessment of NIS 9,500,000 (including interest and linkage) was issued to the Company in the Eilat region for the period between January 2006 and July 2010. In September 2010 the Company filed an appeal against the assessment requesting its cancellation. The Company believes, based on the opinions of its legal advisers, that at this stage there is a reasonable chance (more than 50%) that the assessment will be canceled in full.

E.
In September 2010 the Council decided that as of November 2010, DBS would be authorized to collect from subscribers signing up for an offer with a commitment period and wishing to leave DBS prior to the end of said commitment period, repayment of the cost of the benefit which is equal to the lower of the following two amounts: repayment of the benefit cost stipulated in the offer, or the remaining payments which subscribers would have had to pay if they had remained with DBS until the end of the commitment period. The decision is also applicable to existing DBS offers. DBS applied for a three-month deferral of the decision’s effective date. The decision’s effective date was accordingly deferred until January 2011.

NOTE 7 – MATERIAL EVENTS AFTER THE BALANCE SHEET DATE

A.
In October 2010, Maalot upgraded the rating of DBS and of its debentures (Series A) to ilA-. The upgrade was explained, inter alia, by an improvement in DBS's liquidity following the expected issuance of a new series of debentures as well as increased financial flexibility in light of an expected amendment to the financing agreement with the banks. This upgrade was also granted to the new series of debentures which the Company is scheduled to issue. Maalot also announced that the rating outlook is stable in view of its assessment that DBS's operational performance, its liquidity profile and more balanced installment schedule are expected to contribute to rating stability in the medium term unless there are material changes in DBS's capital structure or liquidity. Maalot also announced that if there are material changes in the issuance’s conditions which are liable to harm DBS's credit quality, or if the issue is canceled, Maalot is likely to review DBS's rating and consider a downgrade.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE7 – MATERIAL EVENTS AFTER THE BALANCE SHEET DATE (CONTD.)

B.
The Company and Bezeq – The Israel Telecommunications Corporation Ltd. (“Bezeq”) formulated a debt restructuring arrangement for the debt balance of NIS 31.5 million owed by the Company to Bezeq for communication services at July 31, 2009 (which reflects a compromise between the Company’s position and that of Bezeq). Under the arrangement the Company will repay the debt to Bezeq in 36 equal monthly installments of NIS 875,000 each plus interest at prime + 1.5% plus VAT according to the law, for the interest. The debt arrangement was approved by the Company's board of directors on November 1, 2009 and by the general meeting of Bezeq on May 20, 2010. In October 2010 an agreement was approved to defer part of the payments under the above-mentioned arrangement and also to defer payments owed by DBS to Bezeq under a previous agreement between it and the Company for the restructuring of the Company's debt for purchase of an internet infrastructure. Under the agreement, 18 payments of said agreement and the 15 payments remaining under the previous agreement will be deferred for 18 months, where in the deferral period the payments will bear annual interest of prime plus 3%. The agreement may be terminated by prior notice, under the conditions stipulated therein.

C.
At the date of this report, the Company is examining the possibility of issuing another series of debentures totaling approximately NIS 400 million which will be guaranteed by senior liens on the Company's assets in favor of the banks and holders of debentures (Series A), pari passu, with these liens. The receipts from this issuance are earmarked for repayment of the loans the Company received in 2005 as well as for repayment of some of the bank debts. The Company is negotiating with the banks to amend the financing agreement which will anchor this partial repayment of the bank debt by amending the financial covenants. It is possible that by the time the issuance, if implemented, is completed, and the agreements with the banks for amendment of the financing agreement are completed, there will be changes in that stated above.

NOTE 8 – APPOINTMENT OF THE CHAIRMAN OF THE BOARD FOR THE APPROVAL MEETING

On the date of approval of the financial statements, the Company’s board of directors does not have an incumbent chairman.  Consequently the Company's board of directors has authorized David Efrati, a director in the Company, to serve as chairman of the board of directors’ meeting convened to approve the financial statement and to sign the Company's financial statements at September 30, 2010.